Exhibit 99.1

News Release

Hydro One announces promotion of key operations leaders and Executive Leadership

Team structure changes to enable economic growth and a clean energy future

Chris Lopez appointed EVP, Chief Financial and Regulatory Officer, Megan Telford appointed EVP, Strategy, Energy Transition, Human Resources and Safety, Teri French promoted to EVP, Operations and Customer Experience and Andrew Spencer promoted to EVP, Capital Portfolio Delivery

TORONTO, April 13, 2023 – Today, Hydro One Limited and Hydro One Inc. (Hydro One) announced two executive level promotions and new mandates for two existing executives as part of a leadership structure change focused on the company’s core purpose of energizing life for all Ontarians. These changes are aligned to the company’s strategy of focusing on customers, delivering its investment plan and executing with excellence on capital projects connected to growing demand for electricity infrastructure to enable economic growth and a clean energy future.

Teri French has been appointed EVP, Operations and Customer Experience and Andrew Spencer has been appointed EVP, Capital Portfolio Delivery. Megan Telford has a new expanded mandate and is now EVP, Strategy, Energy Transition, Human Resources and Safety, and Chris Lopez has a new expanded mandate and is now EVP, Chief Financial and Regulatory Officer.

“Both Teri and Andrew are seasoned operations executives with deep expertise and proven track records for delivering results, improving safety and driving exceptional customer service. Confirming our focus on operations and elevating our transmission capital work to the leadership team will ensure we are ready to meet our commitments to customers now and into the future,” said David Lebeter, President and CEO, Hydro One. “Having a new role under Megan focusing on the energy transition along with its key enablers such as people, policy, planning and partnerships, will help us to continue to partner with government, Indigenous communities, stakeholders, and large customers to shape Hydro One’s strategy and drive positive change for all Ontarians. Chris Lopez is an industry leading CFO, and aligning the management of our regulatory practices under Chris ensures we will continue to have the highest level of oversight and direction, which is essential to our success. These appointments are an important first step in evolving our structure and we will continue to invest in our people to ensure we are well positioned for the future.”

Chris Lopez

As the EVP, Chief Financial and Regulatory Officer, Chris Lopez will continue leading the finance, treasury, investor relations, pensions, shared services, growth and corporate development, risk and internal audit functions and will now also lead regulatory practices. Mr. Lopez is an industry leading CFO known for overseeing significant improvements in equity and bond investor confidence, share price performance and productivity savings at Hydro One.

Mr. Lopez joined Hydro One in 2016 as the Senior Vice President of Finance and was more recently Chief Financial Officer (CFO). Prior to joining the organization, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015, and the Director of Operations Finance at TransAlta from 2007 to 2011 in Alberta, Canada. He also held senior financial roles for TransAlta in his native Australia, from 1999 to 2007.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

Megan Telford

As EVP, Strategy, Energy Transition, Human Resources and Safety, Megan Telford will have responsibility for corporate strategy and energy transition, along with key strategic supporting functions including planning, partnerships, Indigenous relations, sustainability, corporate affairs, human resources and health and safety. Ms. Telford is a highly regarded and passionate business leader with a reputation for bringing a strategic and innovation lens to her portfolios and has a long track record of building trust and strong partnerships.

Ms. Telford was previously the Chief Human Resources Officer at the company. In 2022, Ms. Telford assumed responsibility for the Health, Safety and Environment teams and interim responsibility for the Corporate Affairs and Customer Care teams. Before joining Hydro One in 2020, Ms. Telford held increasingly senior positions at Toronto Dominion (TD) Bank. Ms. Telford holds an Honours Bachelor of Arts in Industrial Relations from McMaster University, a Master of Industrial Relations and Juris Doctor from Queen’s University.

Teri French

As EVP, Operations and Customer Experience, Teri French will have responsibility for customer experience along with ensuring operations excellence in reliability, transmission, distribution, customer and system operations and maintenance. She will also remain the President and CEO of Hydro One Remote Communities Inc., the electricity provider to 22 communities across northern Ontario. Since joining Hydro One as the Vice President of Forestry Services in 2021, Ms. French has distinguished herself as a people-focused leader committed to employee engagement, delivering results and exceptional customer experience.

Ms. French holds a Bachelor of Arts in Psychology from Simon Fraser University and is a Fellow of the Institute of Chartered Professional Accountants (FCPA).

Andrew Spencer

As EVP, Capital Portfolio Delivery, Andrew Spencer will be responsible for leveraging our strong internal capabilities and working with key stakeholders and Indigenous partners to safely and efficiently deliver our growing capital plan, ensuring Hydro One can support the increasing need for clean energy and economic growth in the province. The project management, transmission and stations engineering, construction services, environmental services and advanced metering infrastructure project teams will report to Mr. Spencer. He will also be charged with leading and continuing to drive growth at Acronym Solutions Inc. and serves as the President of Hydro One Sault Ste. Marie Inc., a separately licensed transmitter. Since starting at Hydro One in 2002, Mr. Spencer has risen into progressively senior positions, including the Vice President, Engineering and Vice President, Transmission and Stations. Mr. Spencer is highly regarded at Hydro One and across the sector and has a consistent track record in driving continuous improvement, supporting diversity, equality and inclusion initiatives, and delivering large-scale capital projects.

Mr. Spencer has a Bachelor of Applied Science (B.A.Sc.) and Electrical Engineering from Queen’s University.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.